Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2018 Results

Beijing, China—February 28, 2019—JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced its unaudited financial results for the quarter and full year ended December 31, 2018.

Fourth Quarter and Full Year 2018 Highlights

•                                          Net revenues1 for the fourth quarter of 2018 were RMB134.8 billion (US$219.6 billion), an increase of 22.4% from the fourth quarter of 2017. Net service revenues for the fourth quarter of 2018 were RMB14.6 billion (US$2.1 billion), an increase of 45.7% from the fourth quarter of 2017. Net revenues for the full year of 2018 were RMB462.0 billion (US$67.2 billion), an increase of 27.5% from the full year of 2017. Net service revenues for the full year of 2018 were RMB45.9 billion (US$6.7 billion), an increase of 50.5% from the full year of 2017.

•                                          Operating margin of JD Mall before unallocated items3 for the fourth quarter of 2018 was 1.1%, as compared to 0.6% for the same period last year. Operating margin of JD Mall before unallocated items for the full year of 2018 was 1.6% as compared to 1.4% for the full year of 2017.

•                                          Net loss from continuing operations attributable to ordinary shareholders for the fourth quarter of 2018 was RMB4.8 billion (US$0.7 billion), compared to RMB0.9 billion for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders4 for the fourth quarter of 2018 was RMB749.9 million (US$109.1 million), compared to RMB449.3 million for the same period last year. Net loss from continuing operations attributable to ordinary shareholders for the full year of 2018 was RMB2.5 billion (US$0.4 billion), compared to a net income from continuing operations attributable to ordinary shareholders of RMB116.8 million for the full year of 2017. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the full year of 2018 was RMB3.5 billion (US$0.5 billion), compared to RMB5.0 billion for the full year of 2017.

(1)    The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(2)    The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2018, which was RMB6.8755 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

(3)    Unallocated items are consistent with non-GAAP adjustments and include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and impairment of goodwill and intangible assets, which are not allocated to segments.

(4)    Non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, gain/(loss) on disposals/revaluation of investments, and certain other non-cash gain or loss items from net income/(loss) attributable to ordinary shareholders. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•                                          Diluted EPS and Non-GAAP Diluted EPS. Diluted net loss per ADS from continuing operations for the fourth quarter of 2018 was RMB3.32 (US$0.48), compared to RMB0.64 for the fourth quarter of 2017. Non-GAAP diluted net income per ADS from continuing operations for the fourth quarter of 2018 was RMB0.51 (US$0.07), compared to RMB0.31 for the same quarter last year. Diluted net loss per ADS from continuing operations for the full year of 2018 was RMB1.73 (US$0.25), compared to diluted net income per ADS from continuing operations of RMB0.08 for the full year of 2017. Non-GAAP diluted net income per ADS from continuing operations for the full year of 2018 was RMB2.35 (US$0.34), as compared to RMB3.41 in the full year of 2017.

•                                          Annual active customer accounts increased to 305.3 million in the twelve months ended December 31, 2018 from 292.5 million in the twelve months ended December 31, 2017. Quarterly active customer accounts5 in the fourth quarter and third quarter of 2018, on the other hand, increased by 20% and 22%, as compared to the same periods in 2017, respectively.

“In the fourth quarter of 2018, JD.com continued to outperform the industry across our key product categories,” said Richard Liu, Chairman and CEO of JD.com. “Our investments in technology enhanced the customer experience and enabled greater operating efficiency. As JD.com pushes the boundaries of retail, we are committed to optimizing our resources across our business in order to deliver long term value to our shareholders.”

“Overall, we saw healthy top line and bottom line performance in the fourth quarter, reflecting our balanced approach towards financial discipline and investing for the future,” said Sidney Huang, Chief Financial Officer of JD.com. “In particular, our core JD Mall business has continued to grow with improving margin. We focused on developing industry leading technology innovation and infrastructure to drive greater efficiency and economies of scale in the future.”

Recent Business Developments

•                                          In the fourth quarter, JD.com took significant steps to continue enhancing and expanding its Environmental, Social and Governance (ESG) program. In October, JD was ranked 131st on the Forbes World’s Best Employers 2018 list, a significant increase from its 251st ranking in 2017. In October, JD held its second “Green Planet-Sustainable Week” program, partnering with the World Wide Fund (WWF) and The China Children and Teenagers’ Fund (CCTF) to raise awareness around sustainable consumption through initiatives including recycling used clothing and appliances in around fifty cities across China.

•                                          In October, JD.com formed a strategic partnership with Xinyu Group, the largest international watch retailer in China. The partnership creates one of the largest omnichannel watch sales and service alliances in China, allowing Chinese customers to enjoy seamless shopping experiences and convenient aftersales services. In addition, in the fourth quarter, Rado, Hamilton and Certina joined JD’s platform, adding to the list of premium international watch brands available on JD.

•                                          Recently, JD.com continued to attract premium brands to its e-commerce platform through its reputation as China’s most trusted retailer for quality products. Iconic New York-based luxury fashion brand DKNY, and Sulwhasoo, a leading luxury beauty brand in Korea owned by Amorepacific, launched flagship stores on JD.

(5)    Quarterly active customer accounts are customer accounts that made at least one purchase during the quarter, whether through online direct sales or online marketplaces.

•                                          In December, JD Fresh partnered with Japanese chemical manufacturing giant Mitsubishi Chemical to open the largest hydroponic “plant factory” featuring Japanese hydroponic technology in China, providing JD customers with new options for safe, nutritious and environmentally friendly produce both online and offline at JD’s 7FRESH supermarkets.

•                                          As of the end of the fourth quarter, JD.com’s joint venture, Dada-JD Daojia, had partnered with more than 100,000 stores from leading supermarket brands including Walmart, Yonghui, Carrefour and CR Vanguard, leveraging Dada’s crowd-sourcing delivery network covering more than 450 cities. Dada-JD Daojia is China’s leading on-demand logistics and omnichannel e-commerce platform.

•                                          During the fourth quarter, JD expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of December 31, 2018, JD.com operated over 550 warehouses covering an aggregate gross floor area of approximately 12 million square meters in China.

•                                          JD.com had over 210,000 merchants on its online marketplace, and over 178,000 full-time employees as of December 31, 2018.

Fourth Quarter 2018 Financial Results

Net Revenues.  For the fourth quarter of 2018, JD.com reported net revenues of RMB134.8 billion (US$19.6 billion), representing a 22.4% increase from the same period in 2017. Net product revenues increased by 20.1%, while net service revenues increased by 45.7% in the fourth quarter of 2018, as compared to the fourth quarter of 2017.

Cost of Revenues.  Cost of revenues increased by 20.7% to RMB115.7 billion (US$16.8 billion) in the fourth quarter of 2018 from RMB95.8 billion in the fourth quarter of 2017. This increase was primarily due to the growth of the company’s online direct sales business, and costs related to the logistics services provided to merchants and other partners.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 11.3% to RMB8.9 billion (US$1.3 billion) in the fourth quarter of 2018 from RMB8.0 billion in the fourth quarter of 2017. Fulfillment expenses as a percentage of net revenues was 6.6% in the fourth quarter of 2018, compared to 7.2% in the same period last year.

Marketing Expenses.  Marketing expenses increased by 33.9% to RMB6.4 billion (US$0.9 billion) in the fourth quarter of 2018 from RMB4.7 billion in the fourth quarter of 2017.

Technology and Content Expenses.  Technology and content expenses increased by 69.9% to RMB3.5 billion (US$0.5 billion) in the fourth quarter of 2018 from RMB2.1 billion in the fourth quarter of 2017 as a result of the company’s continued investment in top R&D talent and technology infrastructure.

General and Administrative Expenses.  General and administrative expenses increased by 17.1% to RMB1.4 billion (US$0.2 billion) in the fourth quarter of 2018 from RMB1.2 billion in the fourth quarter of 2017.

Loss from operations and Non-GAAP income/(loss) from operations6.  Operating loss from continuing operations for the fourth quarter of 2018 was RMB938.9 million (US$136.6 million), compared to RMB1,596.2 million for the same period last year. Non-GAAP operating income from continuing operations for the fourth quarter of 2018 was RMB313.0 million (US$45.5 million) with a non-GAAP operating margin of 0.2%, as compared to non-GAAP operating loss of RMB595.8 million in the fourth quarter of 2017 with a non-GAAP operating margin of negative 0.5%. Operating margin of JD Mall before unallocated items for the fourth quarter of 2018 was 1.1%, compared to 0.6% for the fourth quarter of 2017.

Non-GAAP EBITDA7 from continuing operations for the fourth quarter of 2018 was RMB1.5 billion (US$0.2 billion) with a non-GAAP EBITDA margin of 1.1%, as compared to RMB138.0 million with a non-GAAP EBITDA margin of 0.1% for the fourth quarter of 2017.

Others, net.  Others, net from continuing operations for the fourth quarter of 2018 was a loss of RMB4.0 billion (US$0.6 billion), compared with an income of RMB0.7 billion in the fourth quarter of 2017. The loss was primarily attributable to loss from fair value change of long-term investments of RMB4.1 billion (US$0.6 billion) due to market volatility during the quarter.

Net loss attributable to ordinary shareholders and Non-GAAP net income attributable to ordinary shareholders.  Net loss from continuing operations attributable to ordinary shareholders for the fourth quarter of 2018 was RMB4.8 billion (US$0.7 billion), compared to RMB0.9 billion for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the fourth quarter of 2018 was RMB749.9 million (US$109.1 million), compared to RMB449.3 million for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net loss per ADS from continuing operations for the fourth quarter of 2018 was RMB3.32 (US$0.48), compared to RMB0.64 for the fourth quarter of 2017. Non-GAAP diluted net income per ADS from continuing operations for the fourth quarter of 2018 was RMB0.51 (US$0.07), as compared to RMB0.31 for the fourth quarter of 2017.

(6)    Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(7)    Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Cash Flow and Working Capital

As of December 31, 2018, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB39.5 billion (US$5.8 billion), compared to RMB38.4 billion as of December 31, 2017. For the fourth quarter of 2018, free cash flow from continuing operations of the company was as follows:

	For the three months ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
	(In thousands)

Net cash provided by operating activities from continuing operations	3,386,634	6,028,130	876,755
Less: Impact from decreasing JD Digits (formerly known as JD Finance) related credit products included in the operating cash flow	(2,873,809)	(5,793,961)	(842,697)
Less: Capital expenditures
Capital expenditures related to development projects available for sale*	(1,295,382)	(2,515,276)	(365,830)
Other capital expenditures**	(894,554)	(1,720,252)	(250,201)
Free cash flow	(1,677,111)	(4,001,359)	(581,973)

* Including projects developed by the Company’s property management group for internal and external leasing, which may be disposed through various joint ventures or investment fund structures in the future.

** Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities from continuing operations was RMB2.2 billion (US$0.3 billion) for the fourth quarter of 2018, consisting primarily of cash paid for capital expenditures of RMB4.2 billion, and increases in investments in equity investees and investment securities of RMB1.6 billion, partially offset by decreases in short-term investments of RMB3.1 billion.

Net cash used in financing activities from continuing operations was RMB3.9 billion (US$0.6 billion) for the fourth quarter of 2018, consisting primarily of repayment of nonrecourse securitization debt and short-term borrowings.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Full Year 2018 Financial Results

Net Revenues.  For the full year of 2018, JD.com reported net revenues of RMB462.0 billion (US$67.2 billion), representing a 27.5% increase from the full year of 2017. Net product revenues increased by 25.4%, while net service revenues increased by 50.5% in the full year of 2018, as compared to the full year of 2017.

Cost of Revenues.  Cost of revenues increased by 27.1% to RMB396.1 billion (US$57.6 billion) in the full year of 2018 from RMB311.5 billion in the full year of 2017. This increase was primarily due to the growth of the company’s online direct sales business, and costs related to the logistics services provided to merchants and other partners.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 23.8% to RMB32.0 billion (US$4.7 billion) in the full year of 2018 from RMB25.9 billion in the full year of 2017. Fulfillment expenses as a percentage of net revenues was 6.9%, compared to 7.1% in the full year of 2017.

Marketing Expenses.  Marketing expenses increased by 28.9% to RMB19.2 billion (US$2.8 billion) in the full year of 2018 from RMB14.9 billion in the full year of 2017.

Technology and Content Expenses.  Technology and content expenses increased by 82.6% to RMB12.1 billion (US$1.8 billion) in the full year of 2018 from RMB6.7 billion in the full year of 2017, as a result of the company’s continued investment in top R&D talent and technology infrastructure.

General and Administrative Expenses.  General and administrative expenses increased by 22.4% to RMB5.2 billion (US$0.8 billion) in the full year of 2018 from RMB4.2 billion in the full year of 2017.

Loss from operations and Non-GAAP income from operations.  Operating loss from continuing operations for the full year of 2018 was RMB2.6 billion (US$0.4 billion), compared to RMB0.8 billion for the full year of 2017. Non-GAAP operating income from continuing operations for the full year of 2018 was RMB1.9 billion (US$0.3 billion) with a non-GAAP operating margin of 0.4%, as compared to RMB2.9 billion for the full year of 2017 with a non-GAAP operating margin of 0.8%. Operating margin of JD Mall before unallocated items for the full year of 2018 was 1.6%, compared to 1.4% for the full year of 2017.

Non-GAAP EBITDA from continuing operations for the full year of 2018 totaled RMB5.7 billion (US$0.8 billion) with a non-GAAP EBITDA margin of 1.2%, increased from RMB5.3 billion with a non-GAAP EBITDA margin of 1.5% for the full year of 2017.

Net income/(loss) attributable to ordinary shareholders and Non-GAAP net income attributable to ordinary shareholders.  Net loss from continuing operations attributable to ordinary shareholders for the full year of 2018 was RMB2.5 billion (US$0.4 billion), compared to net income from continuing operations attributable to ordinary shareholders of RMB116.8 million for the full year of 2017. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the full year of 2018 was RMB3.5 billion (US$0.5 billion), compared to RMB5.0 billion for the full year of 2017.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net loss per ADS from continuing operations for the full year of 2018 was RMB1.73 (US$0.25), compared to diluted net income per ADS from continuing operations of RMB0.08 for the full year of 2017. Non-GAAP diluted net income per ADS from continuing operations for the full year of 2018 was RMB2.35 (US$0.34) as compared to RMB3.41 in the full year of 2017.

Cash Flow and Working Capital

For the full year of 2018, free cash flow from continuing operations of the company was as follows:

	For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
	(In thousands)

Net cash provided by operating activities from continuing operations	29,342,468	20,881,422	3,037,077
Less: Impact from decreasing JD Digits related credit products included in the operating cash flow	(289,214)	(7,369,421)	(1,071,838)
Less: Capital expenditures
Capital expenditures related to development projects available for sale*	(3,848,531)	(8,857,569)	(1,288,280)
Other capital expenditures**	(7,507,344)	(12,511,925)	(1,819,784)
Free cash flow	17,697,379	(7,857,493)	(1,142,825)

* Including projects developed by the Company’s property management group for internal and external leasing, which may be disposed through various joint ventures or investment fund structures in the future.

** Including capital expenditures related to the Company’s headquarters in Beijing, which totaled RMB4.2 billion and RMB2.6 billion for the years ended December 31, 2017 and 2018, respectively.

Net cash used in investing activities from continuing operations was RMB26.1 billion (US$3.8 billion) for the full year of 2018, consisting primarily of cash paid for capital expenditures of RMB21.4 billion, and increase in investment in equity investees and investment securities of RMB22.0 billion, partially offset by decrease in short-term investments of RMB6.5 billion, and decrease in loans to JD Digits of RMB6.3 billion.

Net cash provided by financing activities from continuing operations was RMB11.2 billion (US$1.6 billion) for the full year of 2018, consisting primarily of proceeds from JD Logistics financing of RMB16.0 billion, proceeds from issuance of ordinary shares of RMB3.5 billion and net proceeds from long-term borrowings of RMB2.8 billion, partially offset by repayment of nonrecourse securitization debt of RMB12.0 billion.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Full-Year Supplemental Information

The table below sets forth the full year segment operating results:

	For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
		(In thousands)
Net revenues:
JD Mall	356,020,374	447,502,173	65,086,492
New businesses*	6,021,508	14,665,281	2,132,976
Inter-segment**	(546,667)	(1,103,943)	(160,562)
Total segment net revenues	361,495,215	461,063,511	67,058,906
Unallocated items	836,539	956,248	139,081
Total consolidated net revenues	362,331,754	462,019,759	67,197,987

Operating income:
JD Mall	4,956,264	7,049,222	1,025,267
New businesses	(2,070,668)	(5,136,657)	(747,097)
Total segment operating income	2,885,596	1,912,565	278,170
Unallocated items	(3,721,072)	(4,531,696)	(659,107)
Total consolidated operating loss	(835,476)	(2,619,131)	(380,937)

* New businesses of the company include logistics services provided to third parties, technology initiatives, and overseas business.

** The inter-segment eliminations mainly consisted of services provided by JD Mall to the overseas business, and services provided by JD Logistics to the vendors of JD Mall, which were recorded as a deduction of cost of revenues at the consolidated level.

The table below sets forth the full year revenue information:

	For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
		(In thousands)

Electronics and home appliance revenues	236,268,621	280,059,089	40,732,905
General merchandise revenues	95,555,789	136,049,657	19,787,602
Net product revenues	331,824,410	416,108,746	60,520,507

Marketplace and advertising revenues	25,390,981	33,531,862	4,877,007
Logistics and other service revenues	5,116,363	12,379,151	1,800,473
Net service revenues	30,507,344	45,911,013	6,677,480

Total net revenues	362,331,754	462,019,759	67,197,987

Recent Development

Share Repurchase Program

On December 25, 2018, JD.com’s Board of Directors authorized a share repurchase program under which the company may repurchase up to US$1.0 billion worth of its ADSs over the following 12 months. As of December 31, 2018, the company had repurchased approximately 1.4 million ADSs for approximately US$30.0 million.

JD Logistics Properties Core Fund

In 2018, the Company established a property management group (“JDPM”) to manage the expanding logistics facilities and other real estate properties. JDPM develops and manages these properties, and may seek opportunistic dispositions to optimize the Company’s capital structure. In February 2019, JDPM established JD Logistics Properties Core Fund, L.P. (the “Fund”) together with GIC, Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. JD serves as the general partner and has committed 20% of the total capital of the Fund. The investment committee of the Fund will oversee the key operations of the Fund. Furthermore, on February 27, 2019, JD entered into a definitive agreement with the Fund, pursuant to which JD will dispose of certain of its modern logistics facilities to the Fund for a total gross asset value of RMB10.9 billion, to unlock meaningful value from its balance sheet and recycle capital for its future growth initiatives. The Fund will use leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing. It is expected that the disposition of the majority of these logistics facilities will be completed in 2019. Subsequent to the disposition, JD will lease back these facilities for operational purposes. JDPM will serve as the asset manager managing the Fund’s assets.

First Quarter 2019 Guidance

Net revenues for the first quarter of 2019 are expected to be between RMB118 billion and RMB122 billion, representing a growth rate between 18% and 22% compared with the first quarter of 2018. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on February 28, 2019, (8:00 pm, Beijing/Hong Kong Time on February 28, 2019) to discuss the fourth quarter and full year 2018 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	2707999

A telephone replay will be available from 10:30 am, Eastern Time on February 28, 2019 through 07:59 am, Eastern Time on March 7, 2019. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	2707999

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com.

JD.com is a leading technology driven e-commerce company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain/(loss) on disposals/revaluation of investments, income from non-compete agreement, reconciling items on the share of equity method investments, fair value change of long-term investments, impairment of goodwill, intangible assets and investments, and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adding back the impact from JD Digits related credit products included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Digits related credit products included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	25,688,327	34,262,445	4,983,266
Restricted cash	4,110,210	3,239,613	471,182
Short-term investments	8,587,852	2,035,575	296,062
Accounts receivable, net (including JD Baitiao of RMB14.3 billion and RMB6.3 billion as of December 31, 2017 and 2018, respectively)(1)	16,359,147	11,109,988	1,615,881
Advance to suppliers	394,574	477,109	69,393
Inventories, net	41,700,379	44,030,084	6,403,910
Prepayments and other current assets	7,391,602	6,564,700	954,794
Amount due from related parties	10,796,561	3,136,265	456,151
Total current assets	115,028,652	104,855,779	15,250,639
Non-current assets
Property, equipment and software, net	12,574,178	21,082,838	3,066,372
Construction in progress	3,196,516	6,553,712	953,198
Intangible assets, net	6,692,717	5,011,706	728,922
Land use rights, net	7,050,809	10,475,658	1,523,621
Goodwill	6,650,570	6,643,669	966,282
Investment in equity investees	18,551,319	31,356,616	4,560,631
Investment securities	10,027,813	15,901,573	2,312,788
Deferred tax assets	158,250	103,158	15,004
Other non-current assets (including JD Baitiao of RMB0.9 billion and RMB0.2 billion as of December 31, 2017 and 2018, respectively)(1)	2,227,942	5,283,948	768,518
Amount due from related parties	1,896,200	1,896,200	275,791
Total non-current assets	69,026,314	104,309,078	15,171,127
Total assets	184,054,966	209,164,857	30,421,766

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	200,000	147,264	21,419
Nonrecourse securitization debt(1)	12,684,881	4,397,670	639,615
Accounts payable	74,337,708	79,985,018	11,633,338
Advances from customers	13,605,298	13,017,603	1,893,332
Deferred revenues	1,592,332	1,980,489	288,050
Taxes payable	658,220	825,677	120,090
Amount due to related parties	54,342	215,614	31,360
Accrued expenses and other current liabilities	15,117,840	20,292,680	2,951,448
Total current liabilities	118,250,621	120,862,015	17,578,652
Non-current liabilities
Deferred revenues	1,273,545	463,153	67,363
Nonrecourse securitization debt(1)	4,475,238	—	—
Unsecured senior notes	6,447,357	6,786,143	987,004
Deferred tax liabilities	882,248	828,473	120,496
Long-term borrowings	—	3,088,440	449,195
Other non-current liabilities	337,254	308,489	44,868
Total non-current liabilities	13,415,642	11,474,698	1,668,926
Total liabilities	131,666,263	132,336,713	19,247,578

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$

Redeemable non-controlling interests	—	15,961,284	2,321,472

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,965,816 shares issued and 2,894,296 shares outstanding as of December 31, 2018)	52,040,814	59,770,973	8,693,326
Non-controlling interests	347,889	1,095,887	159,390
Total shareholders’ equity	52,388,703	60,866,860	8,852,716
Total liabilities, redeemable non-controlling interests and shareholders’ equity	184,054,966	209,164,857	30,421,766

(1)  Due to certain pre-existing contractual arrangement, the company remains as the legal owner of the consumer credit (known as JD Baitiao) receivables until they are repaid or sold through the new asset-backed securitization (“ABS”) plan as described below. JD Digits continues to perform the credit risk assessment services for the JD Baitiao business and purchase the over-due receivables from the company at carrying value to absorb the risks and obtain the rewards from JD Baitiao business. The company also assisted JD Digits in various ABS to raise funds to support the JD Baitiao business. JD Digits acts as the servicer of the ABS and also subscribes to the subordinate tranche. Due to the company’s continuing involvement right in ABS under the historical arrangement prior to October 2017, the company was not able to derecognize the related Baitiao receivables through the legacy ABS under U.S. GAAP. Beginning from October 2017, the company revised certain structural arrangements for the issuance of ABS to relinquish its continuing involvement right, and has been able to derecognize certain Baitiao receivables through the new ABS plan. As a result, the balances of Baitiao receivables are expected to decrease gradually in the future with the adoption of the new ABS plan, and nonrecourse securitization debt balance will gradually decrease upon the settlement of the legacy ABS plan.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	100,146,682	120,231,574	17,486,958	331,824,410	416,108,746	60,520,507
Net service revenues	10,018,652	14,600,975	2,123,624	30,507,344	45,911,013	6,677,480
Total net revenues	110,165,334	134,832,549	19,610,582	362,331,754	462,019,759	67,197,987
Operating expenses(4)(5)
Cost of revenues	(95,805,441)	(115,660,696)	(16,822,151)	(311,516,831)	(396,066,126)	(57,605,429)
Fulfillment	(7,960,097)	(8,860,519)	(1,288,709)	(25,865,128)	(32,009,658)	(4,655,612)
Marketing	(4,743,326)	(6,352,543)	(923,939)	(14,918,107)	(19,236,740)	(2,797,868)
Technology and content	(2,060,873)	(3,502,059)	(509,353)	(6,652,374)	(12,144,383)	(1,766,327)
General and administrative	(1,191,798)	(1,395,636)	(202,987)	(4,214,790)	(5,159,666)	(750,442)
Impairment of goodwill and intangible assets	—	—	—	—	(22,317)	(3,246)
Total operating expenses	(111,761,535)	(135,771,453)	(19,747,139)	(363,167,230)	(464,638,890)	(67,578,924)
Loss from operations	(1,596,201)	(938,904)	(136,557)	(835,476)	(2,619,131)	(380,937)
Other income/(expenses)
Share of results of equity investees	(556,954)	(171,284)	(24,912)	(1,926,720)	(1,113,105)	(161,894)
Interest income(2)	811,839	389,887	56,707	2,530,490	2,117,921	308,039
Interest expense(3)	(282,475)	(144,847)	(21,067)	(963,742)	(854,538)	(124,287)
Others, net	672,540	(3,951,371)	(574,703)	1,316,408	95,175	13,843
Income/(loss) before tax	(951,251)	(4,816,519)	(700,532)	120,960	(2,373,678)	(345,236)

(2) Interest income charged to JD Digits in relation to nonrecourse securitization debt were RMB221.3 million and RMB74.7 million for the three months ended December 31, 2017 and 2018, and RMB702.1 million and RMB527.0 million for the years ended December 31, 2017 and 2018, respectively, same as the interest expense below.

(3) Interest expense in relation to nonrecourse securitization debt were the same RMB221.3 million and RMB74.7 million for the three months ended December 31, 2017 and 2018, and RMB702.1 million and RMB527.0 million for the years ended December 31, 2017 and 2018, respectively.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$

Income/(loss) before tax	(951,251)	(4,816,519)	(700,532)	120,960	(2,373,678)	(345,236)
Income tax expenses	(13,000)	(60,967)	(8,867)	(139,593)	(426,872)	(62,086)
Net loss from continuing operations	(964,251)	(4,877,486)	(709,399)	(18,633)	(2,800,550)	(407,322)
Net income from discontinued operations, net of tax	—	—	—	6,915	—	—
Net loss	(964,251)	(4,877,486)	(709,399)	(11,718)	(2,800,550)	(407,322)
Net loss from continuing operations attributable to non-controlling interests shareholders	(55,018)	(73,599)	(10,705)	(135,452)	(311,409)	(45,293)
Net loss from discontinued operations attributable to non-controlling interests shareholders	—	—	—	(5,030)	—	—
Net income from continuing operations attributable to mezzanine classified non-controlling interests shareholders	—	839	122	—	2,492	362
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	—	—	—	281,021	—	—
Net loss attributable to ordinary shareholders	(909,233)	(4,804,726)	(698,816)	(152,257)	(2,491,633)	(362,391)

Including: Net loss from discontinued operations attributable to ordinary shareholders	—	—	—	(269,076)	—	—
Net income/(loss) from continuing operations attributable to ordinary shareholders	(909,233)	(4,804,726)	(698,816)	116,819	(2,491,633)	(362,391)

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
(4) Includes share-based compensation expenses as follows:
Cost of revenues	(10,962)	(23,986)	(3,489)	(27,513)	(71,983)	(10,469)
Fulfillment	(113,536)	(94,799)	(13,788)	(425,706)	(418,895)	(60,926)
Marketing	(38,208)	(52,252)	(7,600)	(135,749)	(190,499)	(27,707)
Technology and content	(192,746)	(350,810)	(51,023)	(670,612)	(1,162,579)	(169,090)
General and administrative	(406,950)	(515,200)	(74,933)	(1,520,482)	(1,816,033)	(264,131)
(5) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,084)	(41,897)	(6,094)	(163,979)	(167,573)	(24,372)
Marketing	(308,662)	(310,469)	(45,156)	(1,221,952)	(1,231,889)	(179,171)
Technology and content	(21,861)	(22,807)	(3,317)	(83,844)	(98,402)	(14,312)
General and administrative	(77,314)	(77,314)	(11,245)	(307,774)	(307,774)	(44,764)

Net income/(loss) per share:
Basic
Continuing operations	(0.32)	(1.66)	(0.24)	0.04	(0.87)	(0.13)
Discontinued operations	—	—	—	(0.09)	—	—
Net loss per share	(0.32)	(1.66)	(0.24)	(0.05)	(0.87)	(0.13)
Diluted
Continuing operations	(0.32)	(1.66)	(0.24)	0.04	(0.87)	(0.13)
Discontinued operations	—	—	—	(0.09)	—	—
Net loss per share	(0.32)	(1.66)	(0.24)	(0.05)	(0.87)	(0.13)

Net income/(loss) per ADS:
Basic
Continuing operations	(0.64)	(3.32)	(0.48)	0.08	(1.73)	(0.25)
Discontinued operations	—	—	—	(0.19)	—	—
Net loss per ADS	(0.64)	(3.32)	(0.48)	(0.11)	(1.73)	(0.25)
Diluted
Continuing operations	(0.64)	(3.32)	(0.48)	0.08	(1.73)	(0.25)
Discontinued operations	—	—	—	(0.18)	—	—
Net loss per ADS	(0.64)	(3.32)	(0.48)	(0.10)	(1.73)	(0.25)

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS from Continuing Operations

(In thousands, except per share data)

	For the three months ended			For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$

Non-GAAP net income from continuing operations attributable to ordinary shareholders	449,298	749,902	109,073	4,968,380	3,459,772	503,204

Weighted average number of shares:
Basic	2,849,216	2,895,114	2,895,114	2,844,826	2,877,903	2,877,903
Diluted	2,849,216	2,895,114	2,895,114	2,911,462	2,877,903	2,877,903
Diluted (Non-GAAP)	2,924,235	2,937,822	2,937,822	2,911,462	2,943,379	2,943,379

Non-GAAP net income per ADS from continuing operations(6):
Basic	0.32	0.52	0.08	3.49	2.40	0.35
Diluted	0.31	0.51	0.07	3.41	2.35	0.34

(6) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by continuing operating activities	3,386,634	6,028,130	876,755	29,342,468	20,881,422	3,037,077
Net cash used in discontinued operating activities	—	—	—	(2,485,741)	—	—
Net cash provided by operating activities	3,386,634	6,028,130	876,755	26,856,727	20,881,422	3,037,077
Net cash provided by/(used in) continuing investing activities	4,695,130	(2,188,115)	(318,248)	(21,944,120)	(26,078,992)	(3,793,032)
Net cash used in discontinued investing activities	—	—	—	(17,871,171)	—	—
Net cash provided by/(used in) investing activities	4,695,130	(2,188,115)	(318,248)	(39,815,291)	(26,078,992)	(3,793,032)
Net cash provided by/(used in) continuing financing activities	(3,801,146)	(3,920,878)	(570,268)	5,180,365	11,219,928	1,631,871
Net cash provided by discontinued financing activities	—	—	—	14,054,620	—	—
Net cash provided by/(used in) financing activities	(3,801,146)	(3,920,878)	(570,268)	19,234,985	11,219,928	1,631,871
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(213,075)	(130,541)	(18,987)	(641,534)	1,681,163	244,515
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,067,543	(211,404)	(30,748)	5,634,887	7,703,521	1,120,431
Cash, cash equivalents and restricted cash at beginning of period	25,730,994	37,713,462	5,485,196	24,163,650	29,798,537	4,334,017
Cash, cash equivalents and restricted cash at end of period	29,798,537	37,502,058	5,454,448	29,798,537	37,502,058	5,454,448

Net cash provided by continuing operating activities	3,386,634	6,028,130	876,755	29,342,468	20,881,422	3,037,077
Less: Impact from JD Digits related credit products included in the operating cash flow	(2,873,809)	(5,793,961)	(842,697)	(289,214)	(7,369,421)	(1,071,838)
Less: Capital expenditures
Capital expenditures related to development projects available for sale	(1,295,382)	(2,515,276)	(365,830)	(3,848,531)	(8,857,569)	(1,288,280)
Other capital expenditures	(894,554)	(1,720,252)	(250,201)	(7,507,344)	(12,511,925)	(1,819,784)
Free cash flow	(1,677,111)	(4,001,359)	(581,973)	17,697,379	(7,857,493)	(1,142,825)

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018

Free cash flow (in RMB billions)	(1.7)	(8.8)	13.1	(8.2)	(4.0)
Inventory turnover days(7) — trailing twelve months (“TTM”)	38.1	37.2	37.9	37.8	37.3
Accounts payable turnover days(8) — TTM	59.1	58.2	60.9	59.7	58.1
Accounts receivable turnover days(9) — TTM	1.4	1.6	1.9	2.3	2.7
GMV(10) (in RMB billions)	403.4	330.2	437.4	394.8	514.4
Annual active customer accounts(11) (in millions)	292.5	301.8	313.8	305.2	305.3

(7) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(8) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the online direct sales business.

(9) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(10) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes orders placed on our websites and mobile apps as well as orders placed on third-party websites and mobile apps that are fulfilled by us or by our third-party merchants. GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts that are comparable to the disclosed parameters in GMV definition by our major industry peer. The company believes that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period and is only useful for the purposes of industry and peer comparisons.

(11) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations from continuing operations	(1,596,201)	(938,904)	(136,557)	(835,476)	(2,619,131)	(380,937)
Reversal of: Revenue from business cooperation arrangements with equity investees	(210,970)	(237,651)	(34,565)	(836,539)	(956,248)	(139,081)
Add: Share-based compensation	762,402	1,037,047	150,833	2,780,062	3,659,989	532,323
Add: Amortization of intangible assets resulting from assets and business acquisitions	448,921	452,487	65,812	1,777,549	1,805,638	262,619
Add: Impairment of goodwill, intangible assets, and investments	—	—	—	—	22,317	3,246
Non-GAAP income/(loss) from operations from continuing operations	(595,848)	312,979	45,523	2,885,596	1,912,565	278,170
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	733,880	1,162,228	169,039	2,415,167	3,754,396	546,054
Non-GAAP EBITDA from continuing operations	138,032	1,475,207	214,562	5,300,763	5,666,961	824,224

Total net revenues	110,165,334	134,832,549	19,610,582	362,331,754	462,019,759	67,197,987

Non-GAAP operating margin from continuing operations	-0.5%	0.2%	0.2%	0.8%	0.4%	0.4%

Non-GAAP EBITDA margin from continuing operations	0.1%	1.1%	1.1%	1.5%	1.2%	1.2%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss) from continuing operations attributable to ordinary shareholders	(909,233)	(4,804,726)	(698,816)	116,819	(2,491,633)	(362,391)
Add: Share-based compensation	762,402	1,037,047	150,833	2,780,062	3,659,989	532,323
Add: Amortization of intangible assets resulting from assets and business acquisitions	448,921	452,487	65,812	1,777,549	1,805,638	262,619
Add/(reversal of): Reconciling items on the share of equity method investments(12)	377,858	(41,246)	(5,999)	1,071,115	581,785	84,617
Add: Impairment of goodwill, intangible assets, and investments	—	194,111	28,232	139,823	615,455	89,514
Add: Loss from fair value change of long-term investments	—	4,064,650	591,179	—	1,512,979	220,054
Add/(reversal of): Loss/(gain) on disposals/revaluation of investments	—	107,557	15,644	—	(1,320,266)	(192,025)
Reversal of: Revenue from business cooperation arrangements with equity investees	(210,970)	(237,651)	(34,565)	(836,539)	(956,248)	(139,081)
Reversal of: Income from non-compete agreement	(19,680)	(20,594)	(2,995)	(80,449)	(78,772)	(11,457)
Add/(reversal of): Tax effects on non-GAAP adjustments	—	(1,733)	(252)	—	130,845	19,031
Non-GAAP net income from continuing operations attributable to ordinary shareholders	449,298	749,902	109,073	4,968,380	3,459,772	503,204

Total net revenues	110,165,334	134,832,549	19,610,582	362,331,754	462,019,759	67,197,987

Non-GAAP net margin from continuing operations	0.4%	0.6%	0.6%	1.4%	0.7%	0.7%

(12) To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.